EXHIBIT 99.1

Seabridge Gold Discovers New Higher Grade Zone at KSM

Hole IC-16-62 Also Extends Iron Cap Lower Zone

TORONTO, Oct. 18, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) today announced that a core hole drilled this summer to test the Iron Cap Lower Zone at depth has successfully found the down plunge extension of Iron Cap’s higher grade core while also discovering a previously unknown deposit with initial gold and copper grades among the best found to date on the KSM Project. Early indications are that the new discovery could represent a new core zone with a potentially positive impact on the project. The newly discovered zone is being evaluated for additional drill testing in 2017. The KSM Project in northwestern British Columbia is wholly-owned by Seabridge.

Drill hole IC-16-62 was collared well north of previous drilling in an area covered by rubble and ice which had prevented surface mapping and geophysical surveys. The hole was designed to be “steered” into the target zone using down hole navi-drilling tools to obtain an intersection below the existing resource of the Iron Cap Lower Zone and about 400 meters below the intersection in drill hole IC-14-59 (593 meters of 1.14g/T gold, 0.37% copper and 3.7g/T silver). The new hole confirmed the extension of the Iron Cap Lower Zone over an interval of 556 meters at 0.83g/T gold, 0.24% copper and 4.4g/T silver in rocks that closely resemble IC-14-59. This intersection is likely to increase the inferred resource for this deposit. (see below)

In the shallow part of hole IC-16-62, a distinctly separate mineralized zone was also intercepted, yielding a 61 meter interval averaging 1.2 g/T gold, 0.95% copper and 4.1 g/T silver. This zone consists of an intensely-veined porphyritic intrusive rock similar to KSM’s Mitchell deposit, juxtaposing against the disseminated silica-potassic alteration of Iron Cap along a normal fault. Although the scale of this discovery is not yet known, it rests below the Sulphurets Thrust Fault as do the other major deposits at KSM, it bears evidence of a powerful mineralizing system and its mineralogy closely resembles the higher-grade core zones found on the KSM property.

Seabridge Chairman and CEO Rudi Fronk commented: “Once again, exploration at KSM continues to generate upside surprises. Since 2012, our exploration focus at KSM has been to find core zones with higher grade material to improve overall project economics. This focus resulted in the discovery of the higher grade Deep Kerr and Lower Iron Cap zones. Earlier this month, we released the results of a Preliminary Economic Assessment including these new deposits and the potential impact on economics was highly significant.” (see http://seabridgegold.net/News/Article/630/).

“Although we have only one hole into it, this new discovery has all the same hallmarks that proved to be relevant in the first holes drilled into Deep Kerr and Lower Iron Cap and which led us to pursue these deposits. Our exploration team thinks this discovery could be the elusive Mitchell North deposit which they have hypothesized since 2009,” said Fronk.

Results from drill hole IC-16-62 include:

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-16-62	1038.4
New Discovery Zone (*)		173.0	183.0	10.0	0.53	0.55	1.2
		201.0	261.7	60.7	1.20	0.95	4.1
Lower Iron Cap projection		353.5	909.0	555.5	0.83	0.24	4.4

(*) NOTE: No core was recovered from 150 to 173 meters and from 183.0 to 201.0 meters while the orientation of the drill hole was being modified using down hole navi-drilling tools. It is likely that these intervals were also mineralized.

The interval reported for Lower Iron Cap approximates the true width of the zone as identified in previous drilling. True width of the newly discovered zone cannot be established from this first intersection and requires additional drilling before making a definitive statement on the width of the zone.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the new discovery possibly representing a new core zone with a potentially positive impact on the project; (ii) the intersection that extends the Iron Cap Lower Zone being likely to increase the inferred resource for the Iron Cap Lower Zone deposit; (iii) the results of the Preliminary Economic Assessment for the Project and that its potential impact on economics was highly significant; (iv) this discovery possibly being the elusive Mitchell North deposit ; and (v) the interval of unrecovered core likely being mineralized.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the presence of and continuity of metals at the Project between drill holes and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the Preliminary Economic Assessment, as well as assumptions and risks relating to them appears in the news release of the Company of October 6, 2016 relating to it. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email: info@seabridgegold.net

NNW
SSE
SEABRIDGE GOLD
2016 Inferred Resource
NSR Model $ / T
> 48
24 - 48
16 - 24
2000
1500
1000
500
ice
till
Sediments
0.53g/T Au, 0.55 %Cu/10.0m
no core recovered
1.20g/T Au, 0.95 %Cu/60.7m
IC-14-59
High Grade (Core Zone) Intrusion
Mid Grade Intrusion
0.83g/T Au, 0.24 %Cu/555.5m
Limits of Current Resource Model
Proposed MTT Haulage Tunnel ~ 400m
IC-16-62
T.D. 1038.4m
fault
Sediments
Low Grade Intrusion
Barren Intrusion
Cross Section View to ENE
With Provisional Geology Model
500m
KSM PROJECT
IRON CAP ZONE
2016 EXPLORATION DRILLING
ASSAY HIGHLIGHTS, OCT. 2016